

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2011

Via E-mail
Lisa Grossman
President
Your Internet Defender Inc.
20 Sunrise Highway, Suite 202
Valley Stream, NY 11581

> **Re: Your Internet Defender Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 11, 2011**
> **File No. 333-176581**

Dear Ms. Grossman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated September 29, 2011, however you have not revised your disclosure as requested. Please revise your disclosure throughout your prospectus to provide that all offers and sales will be made at the disclosed fixed price *for the duration of the offering*, which revision necessitates the deletion of the language regarding the ability to sell during the offering at "prevailing market prices or privately negotiated prices." If you disagree with our analysis, as presented in comment one in our letter dated September 29, 2011 then, as previously requested, please advise the staff of the company's basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i); such analysis should address the factors referred to in Interpretative Response 612.09 in the Compliance and Disclosure Interpretations relating to Rule 415 of the Securities Act, available at our website, www.sec.gov.

<u>The issuance of shares in this offering…, page 11</u>

2. We note your response to comment 10 in our letter dated September 29, 2011. However, it does not appear that you have revised the risk factor. We therefore reissue our prior comment.

<u>Selling Shareholders, page 16</u>

3. We note your response to comment 12 in our letter dated September 29, 2011. However you have not provided the requested disclosure with respect to the entities described in footnote (4). Please revise to provide the requested disclosure with respect to such entities.

<u>Description of Business, page 23</u>

4. Your disclosure throughout the prospectus appears to be inconsistent regarding the current status of your operations. For example, on page 23 you indicate that you currently offer "a full spectrum of reputation and privacy solutions service[s]," but on page 5 you state that you "intend to develop a full range of services," on page 8 you state that you "have not commenced our planned principal operations," on page 9 you indicate that you have not fully implemented your business plan and on page 24 you state that you "intend to offer comprehensive, automated reputation monitoring products for our customers." Please revise your disclosure throughout your prospectus so that it clearly and consistently describes the current status of your operations, or advise.

5. We note that Search Engine Optimization is accomplished by "(a) on-site programming and content changes, and (b) off-site efforts, such as linking and blog posts, among others." Please revise to provide additional information regarding these two methods of accomplishing Search Engine Optimization. Please also revise to clarify whether you are referring to these two methods when you refer to your ability to "optimize them [positive search results] to make sure they come up first and foremost as defined by the search engines" and "optimiz[e] positive information flow to the top of Google."

6. We note your disclosure that you "are able to block the release of our client's private data." Please expand this disclosure to include a description of the type of data to which you are referring and the manner(s) in which you are able to prevent the release of such data.

7. On page 25 you indicate that you will remove defaming reports from search engine results and replace existing negative information that appears online. Please revise to provide additional disclosure as to how you are able to remove and replace negative information that appears online.

8. Please clarify what you mean by "associated partner firms (resources)" and "numerous subcontractors (resources)."

Certain Relationships and Related Transactions, page 39

9. We note your response to comment 22 in our letter dated September 29, 2011. However it does not appear that you disclosed the arrangement pursuant to which you use office space at no expense or the contributed services of your directors that are discussed in Note 4, Related Party Transactions. As previously requested, please revise this section to include such disclosure, or tell us why you are not required to do so.

Financial Statements, page 43

Note 1. Organization and Summary of Significant Accounting Policies, page 47

Revenue Recognition, page 47

10. We note your response to comment 23 in our letter dated September 29, 2011 that you revised your filing to further clarify your revenue recognition policy. However, we are unable to locate such revisions. Please advise or revise your filing as appropriate.

11. We note your revised disclosure on page 29 that you have entered into a 12-month consulting agreement with one of your clients and six-month agreements with two of your other clients. Please tell us how you have accounted for these transactions including any up front engagement fees. As part of your response, please also tell us the specific accounting literature you relied upon. Please revise your footnote disclosures as necessary.

Website Development Costs, page 48

12. We note your response to comment 24 in our letter dated September 29, 2011 that you have revised your footnote to provide the disclosures required by ASC 350-50. However, we are unable to locate such revisions. Please advise or revise your filing as appropriate.

Consent of Independent Registered Public Accounting Firm

13. Please provide a currently dated consent of your independent accountant in the next amendment.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Scott M. Anderegg, Staff Attorney, at (202) 551-3342, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me, at (202) 551-3720, with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: David Lubin, Esq.